Auryn Resources Inc. Announces $8 Million Bought Deal Public Offering of Flow-Through Shares and Common Shares

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, April 11, 2016 /CNW/ - Auryn Resources Inc. (TSX-V: AUG, OTCQX: GGTCF “Auryn” or the “Company”) is pleased to announce that it has entered into an agreement with Beacon Securities Limited (“Beacon”), on behalf of a syndicate of underwriters (collectively, the "Underwriters"), to purchase, on a bought deal basis, 3,174,700 flow through shares ("Flow-Through Shares") and 1,428,600 non-flow through shares (the “Common Shares”, and together with the Flow-Through Shares, the “Offered Shares”) in the capital of the Company at a price of $1.89 per Flow-Through Share (the “Flow-Through Issue Price”) and $1.40 per Common Share (the “Common Share Issue Price”) for aggregate gross proceeds to the Company of $8,000,223 (the "Offering").

In addition, the Company has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase, in respect of the Offered Shares, up to an additional 476,205 Flow-Through Shares and/or 214,290 Common Shares, in any combination of Common Shares and Flow-Through Shares, at a price of $1.89 per Flow-Through Share and $1.40 per Common Share, for a period of up to 30 days after the closing of the Offering for additional aggregate proceeds to the Company of $1,200,033.45. In the event that the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering to the Company will be $9,200,256.45.

The closing of the Offering is expected to occur on or about May 3, 2016 and is subject to the completion of formal documentation and receipt of regulatory approval, including the approval of the TSX Venture Exchange.

The proceeds received by the Company from the sale of the Flow-Through Shares will be used to incur Canadian exploration expenditures that are "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) on the Company’s mineral concessions, which will be renounced to the subscribers with an effective date no later than December 31, 2016, in the aggregate amount of not less than the total amount of the gross proceeds raised from the issue of Flow-Through Shares. The proceeds received by the Company from the sale of the Common Shares will be used by the Company for general corporate and working capital purposes.

The Offered Shares to be issued under the Offering will be offered by way of a short form prospectus to be filed in British Columbia, Alberta and Ontario and may be offered in the United States to Qualified Institutional Buyers pursuant to exemptions from the registration requirements under rule 144A of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in a manner that does not require the Offered Shares to be registered in the United States. The Offered Shares may be also sold in such other jurisdictions as the Company and Beacon may agree. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

On Behalf of the Board

Shawn Wallace
President, CEO and Director

About Auryn Resources: Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Offered Shares have not been and will not be registered under the United States (the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.